1875 K Street, NW
Washington, DC 20006
Tel: 202 303 1000
Fax: 202 303 2000

December 7, 2007

VIA EDGAR CORRESPONDENCE

James O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iShares Trust
Post-Effective Amendment No. 118
File Nos. 333-92935, 811-9729

Dear Mr. O’Connor:

On behalf of iShares Trust, we have transmitted for filing with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940, Post-Effective Amendment No. 118 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the iShares MSCI Kokusai Index Fund, a series of the Trust (the “Fund”). Pursuant to Section 310 of Regulation S-T, the Amendment has been tagged to indicate the changes from the Trust’s Post-Effective Amendment No. 103 to its Registration Statement filed on October 1, 2007 relating to the addition of the Fund as a series of the Trust. The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act and is being filed to respond to oral comments provided by you to the undersigned on November 20, 2007 regarding Amendment No. 103 and to make other nonmaterial changes as appropriate. The Registrant’s responses to your comments have been provided to you by separate correspondence.

The Trust has filed a request for acceleration pursuant to Rule 461 under the 1933 Act asking that the amendments be declared effective Friday, December 7, 2007, or as soon thereafter as practicable.

We have reviewed the Amendment and represent the following:

•

The Fund is relying on the Registrant’s most recent exemptive order, Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 27608 (December 21, 2006) (notice) and 27661 (January 17, 2007) (order), which relates to exemptive relief for ETFs based on certain fixed income and equity indices. The Registrant has authorized us to represent that the Fund intends to comply with all of the terms and conditions of this order.

•	The Amendment contains a prospectus and Statement of Additional Information (“SAI”) for the Fund.

December 7, 2007

•	The Fund is in its stand-alone book.

•	The Fund has only one class of shares and that class of shares has been properly identified in the EDGAR filing header.

•

The deadline for submission of purchase and redemption orders is the same as its daily pricing time: close of trading on the NYSE, normally 4:00 p.m., Eastern time. There is no order cut-off time earlier than the pricing time.

•	The Amendment does not contain material changes since the prior amendment filed under Rule 485(a).

•	The Amendment does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.

Should you have any questions concerning the above, please call the undersigned at (202) 303-1203.

Very truly yours,

/s/ Anthony A. Vertuno

Anthony A. Vertuno

cc:	Kevin D. Smith, Esq.

Benjamin J. Haskin, Esq.